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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Form 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934**

For the month of **May, 2012**

Commission File Number **001-34399**

**SHARPE RESOURCES CORPORATION**
(Translation of registrant's name into English)
**3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473**
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

________

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date: May 29, 2012

By \S\ Roland M. Larsen
President & CEO

# SHARPE RESOURCES CORPORATION
# CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
# THREE MONTHS ENDED MARCH 31, 2012
# (EXPRESSED IN UNITED STATES DOLLARS)
# (UNAUDITED)

**NOTICE TO READER**

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed consolidated interim financial statements have not been reviewed by the Company's auditors.

# Sharpe Resources Corporation

**Condensed Consolidated Interim Statements of Financial Position**
**(Expressed in United States Dollars)**
**(Unaudited)**

| | March 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash | **$ 6,854** | $ 7,420 |
| Amounts receivable and other assets (note 3) | **27,299** | 22,917 |
| **Total assets** | **$ 34,153** | $ 30,337 |
| **EQUITY AND LIABILITIES** | | |
| **Current liabilities** | | |
| Accounts payable and other liabilities (note 4) | **$ 325,309** | $ 303,751 |
| Current portion of due to related parties (note 6) | **111,654** | 111,654 |
| Other liabilities (note 10) | **563,818** | 563,818 |
| | **1,000,781** | 979,223 |
| **Due to related parties** (note 6) | **38,971** | 17,953 |
| **Total liabilities** | **1,039,752** | 997,176 |
| **Equity** | | |
| Share capital (note 7) | **11,525,080** | 11,525,080 |
| Equity settled share-based payment reserve | **455,335** | 455,335 |
| Deficit | **(12,986,014)** | (12,947,254) |
| **Total equity** | **(1,005,599)** | (966,839) |
| **Total equity and liabilities** | **$ 34,153** | $ 30,337 |

Nature of operations and going concern (note 1)

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

## Sharpe Resources Corporation

**Condensed Consolidated Interim Statements of Loss and Comprehensive Loss**
**(Expressed in United States Dollars)**
**(Unaudited)**

| For the three months ended March 31, | | 2012 | | 2011 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Petroleum and natural gas revenue | $ | 2,361 | $ | 1,567 |
| | | 2,361 | | 1,567 |
| **Operating and administrative expenses** | | | | |
| General and administrative (note 5) | | 31,071 | | 17,248 |
| Operating | | 4,053 | | 72 |
| Interest on advance | | 359 | | 127 |
| Interest on loan claims | | 5,638 | | 1,410 |
| | | 41,121 | | 18,857 |
| **Net loss and comprehensive loss for the period** | $ | (38,760) | $ | (17,290) |
| **Net loss per share** (note 8) | | | | |
| - Basic | $ | (0.00) | $ | (0.00) |
| - Diluted | $ | (0.00) | $ | (0.00) |
| **Weighted average number of common shares outstanding - basic and diluted** | | 48,119,863 | | 46,619,863 |

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

## Sharpe Resources Corporation
**Condensed Consolidated Interim Statements of Changes in Equity**
**(Expressed in United States Dollars)**
**(Unaudited)**

| | Share capital | Equity settled share-based payment reserve | Deficit | Total |
|---|---|---|---|---|
| **Balance, December 31, 2010** | **$ 11,463,430** | **$ 455,335** | **$ (12,853,964)** | **$ (935,199)** |
| Net loss and comprehensive loss for the period | - | - | (17,290) | (17,290) |
| **Balance, March 31, 2011** | **$ 11,463,430** | **$ 455,335** | **$ (12,871,254)** | **$ (952,489)** |
| | | | | |
| **Balance, December 31, 2011** | **$ 11,525,080** | **$ 455,335** | **$ (12,947,254)** | **$ (966,839)** |
| Net loss and comprehensive loss for the period | - | - | (38,760) | (38,760) |
| **Balance, March 31, 2012** | **$ 11,525,080** | **$ 455,335** | **$ (12,986,014)** | **$ (1,005,599)** |

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

## Sharpe Resources Corporation

**Condensed Consolidated Interim Statements of Cash Flows**
**(Expressed in United States Dollars)**
**(Unaudited)**

| For the three months ended March 31, | 2012 | 2011 |
|---|---|---|
| **Operating activities** | | |
| Net loss for the period | $ (38,760) | $ (17,290) |
| Non-cash working capital items: | | |
| Amounts receivable and other assets | (4,382) | - |
| Accrued interest payable | 5,997 | 1,537 |
| Accounts payable and other liabilities | 15,561 | 16,519 |
| **Net cash (used in) provided by operating activities** | (21,584) | 766 |
| **Financing activity** | | |
| Advance from related party | 21,018 | - |
| **Net cash provided by financing activity** | 21,018 | - |
| **Change in cash** | (566) | 766 |
| **Cash, beginning of period** | 7,420 | 8,519 |
| **Cash, end of period** | $ 6,854 | $ 9,285 |

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

**(Expressed in United States Dollars)**

## 1. Nature of operations and going concern

Sharpe Resources Corporation (the "Company" or "Sharpe") is a publicly held company, engaged in the development of mineral resources in the United States of America. Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB under symbol SHGP.

The primary office is located at 360 Bay Street, Suite 500, Toronto, Ontario, Canada, M5H 2V6.

The Company's financial year ends on December 31.

As at March 31, 2012, the Company had negative working capital of $966,628 (December 31, 2011 - negative working capital - $948,886) and an accumulated deficit of $12,986,014 (December 31, 2011 - $12,947,254).

These condensed consolidated interim financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These unaudited condensed consolidated interim financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

The Company funded its operations for the three months ended March 31, 2012 through the use of existing cash reserves and petroleum and natural gas revenue. The Company does not have sufficient cash reserves or expected revenue to fund its administrative costs for the following 12 months and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

## 2. Significant accounting policies

*Statement of compliance*

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these condensed consolidated interim financial statements are based on IFRSs issued and outstanding as of May 29, 2012, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these condensed consolidated interim financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2011. Any subsequent changes to IFRS that are given effect in the Company's annual financial statements for the year ending December 31, 2012 could result in restatement of these condensed interim financial statements.

*New standards not yet adopted and interpretations issued but not yet effective*

There are no relevant changes in accounting standards applicable to future periods other than as disclosed in the most recent annual consolidated statements as at and for the year ended December 31, 2011.

**(Expressed in United States Dollars)**

### 3. Amounts receivable and other assets

| | March 31, 2012 | December 31, 2011 |
|---|---|---|
| Amounts receivable | **$ 12,416** | $ 12,416 |
| HST recoverable | **14,883** | 10,501 |
| Total | **$ 27,299** | $ 22,917 |

### 4. Accounts payable and other liabilities

| | March 31, 2012 | December 31, 2011 |
|---|---|---|
| Due within the year | | |
| Trade payables | **$ 122,225** | $ 104,613 |
| Accrued liabilities | **203,084** | 199,138 |
| Total | **$ 325,309** | $ 303,751 |

### 5. General and administrative

| For the three months ended March 31, | 2012 | 2011 |
|---|---|---|
| Office and general | **$ 7,737** | $ 3,537 |
| Professional fees | **11,745** | 3,792 |
| Audit fees | **3,989** | 9,919 |
| Investor relations | **7,600** | - |
| | **$ 31,071** | $ 17,248 |

**(Expressed in United States Dollars)**

## 6. Related Party Transactions

Related parties include the Board of Directors, officers, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

(a) Balances with related parties are comprised of:

| | Note | | March 31, 2012 | | December 31, 2011 |
|---|---|---|---|---|---|
| Due to related parties: | | | | | |
| Roland Larsen - long-term portion | (i) | $ | 38,971 | $ | 17,953 |
| Royal Standard Minerals Inc. - current portion | (ii) | | 111,654 | | 111,654 |
| | | $ | 150,625 | $ | 129,607 |

(i) This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(ii) Royal Standard Minerals Inc. ("RSM") was a related company by virtue of common management and common directors. As of December 7, 2011, the Company ceased to be a related party, as Roland Larsen has stepped down as President and Chief Executive Officer of RSM.

On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan. The Company had executed a promissory note (the "Note") in favour of RSM that provided for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 which is non-interest bearing payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against due to related parties, RSM has a balance owing from Sharpe in the amount of $21,480 (December 31, 2011 - $21,480). The first payment due on September 9, 2011 was not paid. The outcome of this missed payment is unknown.

## 7. Share capital

a) Authorized share capital

Unlimited common shares without par value

b) Common shares issued

| | Number of common shares | Amount |
|---|---|---|
| Balance, December 31, 2010 and March 31, 2011 | 46,619,863 | $ 11,463,430 |
| Balance, December 31, 2011 and March 31, 2012 | 48,119,863 | $ 11,525,080 |

(Expressed in United States Dollars)

## 8. Net loss per share

The calculation of basic and diluted loss per share for the thee months ended March 31, 2012 was based on the net loss attributable to common shareholders of $38,760 (thee months ended March 31, 2011 - $17,290) and the diluted weighted average number of common shares outstanding of 48,119,863 (thee months ended March 31, 2011 - 46,619,863). Diluted loss per share did not include the effect of 3,100,000 (thee months ended March 31, 2011 - 3,100,000) stock options as they are anti-dilutive.

## 9. Stock options

The following table reflects the continuity of stock options:

| | Number of stock options | Weighted average exercise price (Cdn $) |
|---|---|---|
| Balance, December 31, 2010 and March 31, 2011 | 3,100,000 | 0.10 |
| Balance, December 31, 2011 and March 31, 2012 | 3,100,000 | 0.10 |

The following table reflects the actual stock options issued and outstanding as of March 31, 2012:

| | Exercise Price (Cdn $) | Weighted Average Remaining Contractual Life (years) | Number of Options Outstanding | Number of Options Vested (Exercisable) |
|---|---|---|---|---|
| (i) | 0.10 | 0.12 | 1,600,000 | 1,600,000 |
| (ii) | 0.10 | 1.10 | 1,500,000 | 1,500,000 |
| | 0.10 | 0.60 | 3,100,000 | 3,100,000 |

(i) Stock options expire on May 15, 2012; and
(ii) Stock options expire on May 8, 2013.

## 10. Other liabilities

| | March 31, 2012 | December 31, 2011 |
|---|---|---|
| **Unsecured vendor loan claims** | $ 563,818 | $ 563,818 |

Pursuant to a voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense. For the three months ended March 31, 2012, the Company accrued the dividend of $5,638 (three months ended March 31, 2011 - $1,410). A total of $157,871 of dividends in arrears are included in accounts payable and other liabilities.

## 11. Subsequent event

On May 15, 2012, 1,600,000 stock options with an expiry date of May 15, 2012 and exercise price of $0.10 expired unexercised.